June 10, 2019

Grant Cardone
Founder and Chief Executive Officer
Cardone Equity Fund VI, LLC
18909 NE 29th Avenue
Aventura, Florida 33180

       Re: Cardone Equity Fund VI, LLC
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed May 30, 2019
           File No. 024-10943

Dear Mr. Cardone:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2019 letter.

Amendment No. 2 to Form 1-A filed May 30, 2019

General

1. We note your response to comment 2. Your testing the waters materials, filed as exhibit
      13.1, contains only hyperlinks rather than the actual content. Please file the actual content of your testing the waters material or tell us your basis for including only hyperlinks to this material. In this regard, we note that such hyperlinks may become inactive and the content of the information on the website may change in the future. Grant Cardone
Cardone Equity Fund VI, LLC
June 10, 2019
Page 2




        You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Peter McPhun, Staff Accountant, at 202-551-3581 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-
551-7150 or Kim McManus, Senior Attorney, at 202-551-3215 with any other questions.



                                                            Sincerely,

FirstName LastNameGrant Cardone                             Division of
Corporation Finance
                                                            Office of Real
Estate and
Comapany NameCardone Equity Fund VI, LLC
                                                            Commodities
June 10, 2019 Page 2
cc:       Jillian Sidoti, Esq.
FirstName LastName